UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1720 W Division St

Chicago, IL 60622

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

ITEM 1 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

Except where specifically noted for financial information relating to the annual period ending December 31, 2023, none of the financial information in this discussion has been audited or reviewed by our independent auditors.

Consolidated Reports

Iroquois Valley Farmland REIT, PBC (the “Company”) directly and indirectly owns 100% of Iroquois Valley Farms, LLC (“Iroquois Valley LLC”). The Company owns 99% of the membership interest of Iroquois Valley LLC directly, and controls the remaining 1% through the Company’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Our financial position and results of our operations (as a whole) are reported on a consolidated basis.

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Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2024 (the “2024 Period”) and the six-month period ending June 30, 2023 (the “2023 Period”). Our discussion combines the operating results of Iroquois Valley LLC and the Company.

Revenues

Revenues from Leasing Activities

Revenues from lease income increased $345,399 or 27% from $1,288,125 in the 2023 Period to $1,633,524 in the 2024 Period. The increase was due primarily to an increase in the number of owned farms. As of the end of the 2024 Period, we had 69 farms under leases having terms of six months to six years remaining. This compares to 57 farms under leases as of the end of the 2023 Period.

Variable rent and crop income revenue also increased $98,378 or 73% from $134,571 in the 2023 Period to $232,949 in the 2024 Period. The increase was due mainly to a $48,555 increase in crop income resulting from favorable growing conditions.

Revenues from Lending Activities

Revenues from financing organic farmland decreased $26,954 or 4% from $710,681 in the 2023 Period to $683,727 in the 2024 Period. This decrease was due to a reduction of loans outstanding in Q1 of 2024. As of the end of the 2024 Period, we had 48 loans with a balance of $21,893,253. This compares to 50 loans with a balance of $26,015,550 as of the end of the 2023 Period. The average annualized mortgage yield increased from 5.5% in the 2023 Period to 5.85% in the 2024 Period.

Grant Revenue

We are the beneficiary of two grants. Under the terms of the grants, the Company receives reimbursements for certain expenses. Grant revenue for the 2024 Period was $40,574 compared to $99,359 for the 2023 Period. The difference is due to the timing of the grant reimbursements and eligible expenses.

Operating Line of Credit Interest Income

Operating line interest income for the 2024 Period was $56,623 compared to $58,340 for the 2023 Period. The $1,717 or 3% decrease was due to a lower weighted average interest rate. As of the end of the 2024 Period, we had nine loans and an operating line of credit receivable net balance of $1,766,318. This compares to 9 loans and an operating line of credit receivable net balance of $1,675,300 as of the end of the 2023 Period.

Other Income

Other Income decreased $47,889 or 65% from $73,824 in the 2023 Period to $25,935 in the 2024 Period. Other Income derives from interest on cash balances, patronage income, wind lease rights and other property usage rights. These revenues are not our core business. Other income also includes fees collected as part of the farmer diligence and investment process. The decrease during the 2024 period was due primarily to less interest earned in the 2024 Period from a lower cash balance as a result of farmland acquisitions.

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Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of employee expenses, general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

2024 Expenses

Our total operating expenses increased by $705,408 or 54%, from $1,300,173 in the 2023 Period to $2,005,581 in the 2024 Period. The increase was mainly due to an increase in employee expenses, professional fees, and general and administrative expenses. The change in credit loss provisions also contributed to higher operating expenses during the 2024 Period. Specific items include:

•	Employee expenses increased $61,859 or 8%, from $781,206 in the 2023 Period to $843,065 in the 2024 Period. The increase was due to higher base salaries for current employees.

•	General and administrative expenses net increased $48,472 or 21% from $234,979 in the 2023 Period to $283,451 in the 2024 Period. The increase was due primarily to an increase in board compensation expense.

•	Provision for bad debts and loan recovery decreased $259,978 from $(290,861) in the 2023 Period to $(30,883) in the 2024 Period. The decrease was due to a reduction of bad debt in 2023 due to the sale of a property.

•	Professional fees increased by $318,810 or 88% from $360,616 in the 2023 Period to $679,426 in the 2024 Period. Professional fees include accounting, legal and consulting fees. The increase was due to onboarding a new third party administrator for accounting and investor servicing.

•	Real estate taxes increased $21,779 or 26% from $83,724 in the 2023 Period to $105,503 in the 2024 Period. The increase is due to a larger number of owned properties and higher rates.

•	Insurance decreased $1,751 or 11% from $16,028 in the 2023 Period to $14,277 in the 2024 Period.

•	Depreciation and amortization decreased $3,739 or 3% from $114,481 in the 2023 Period to $110,742 in the 2024.

Interest Expense

Interest expense increased $202,546 or 73% from $277,259 in the 2023 Period to $479,805 in the 2024 Period. An increase in Notes Payable and drawing on our line of credit led to the increased interest expense.

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Conservation Innovation Grant

In 2019, we were awarded a $1.4 million Conservation Innovation Grant (“CIG”) by the National Resource Conservation Service (“NRCS”). The grant became effective May 28, 2020 and originally ran through December 31, 2023. After renegotiating certain terms of the grant, it now runs through 2024. Under the terms of the grant, we receive reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we did not record the full grant amount as an asset related to future reimbursement payments.

Liquidity and Capital Resources

We are seeking to raise up to $68,656,380 through the sale of our common stock, pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially qualified by the Securities and Exchange Commission on May 31, 2022, and as amended from time-to-time. From January 1 through June 30, 2024, we raised $3,011,149 million from this offering. This is a follow on offering to the Reg A Offering we conducted between May 3, 2019 – May 2, 2022.

Beginning in July 2023 we are raising up to $25,000,000 through the sale of a new series of unsecured promissory notes denominated as “Rooted in Regeneration Notes”. The net yield on these notes range between 1.5% and 3.0% with maturities ranging from three years to seven years. The Company will contribute annually an additional 1.0-1.5% principal on the Rooted in Regeneration Notes to our Rooted in Regeneration Pool, to be used to provide reduced interest rates on mortgages to historically underserved farmers, including BIPOC farmers.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also must service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

As of the date of this filing, we have $10.0 million of availability under revolving lines of credit from one lender. We primarily use these lines of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings. As of the end of the 2024 Period, we had $7,637,104 drawn on the line of credit, compared to $0 as of the end of 2023 Period.

Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2024 Period and the 2023 Period.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Net Income	$214,108	$923,660
Net gain on sales of real estate	(259,111)	(270,763)
Depreciation and amortization	110,742	114,481
FFO	$65,739	$767,378
Number of shares outstanding	999,237.59	120,225.33
FFO per Share	$0.07	$6.38	(1)

(1)	In October 2023, we completed an 8-for-1 stock split of our common stock. For comparison purposes, our FFO per share for 2023 Period would have been $0.78 had the stock split been completed prior to June 30, 2023.

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Trend Information

Overview

The main factors affecting our operating results include demand for both organic food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses and losses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for organic food will grow at a higher rate than total food sales. This growth is coming concurrent with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long- term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Growth trends in organic food are driven by consumers desire to eat food that is both better for personal health and better for the environment. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial and Gen Z consumers tend to be more focused on food as a factor for personal health and a healthy environment than prior generations.

Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices.

Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets in addition to market prices available for crops produced.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

The main way we achieve our public benefits is by leasing or financing farmland to farmers that are transitioning to or already pursuing organic practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer so long as they desire to keep the relationship intact. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back-end of a long-term lease, in some cases through lease payments tied to farmer revenues. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support the needs of the farmer.

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Second, given our commitment to a given farm family, we are first going to seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders best interests but do further strengthen our farmer relationships. Ultimately, we believe that establishing and developing outstanding farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that in isolation may appear to be farmer friendly.

Other trends in our portfolio reflect this drive for long term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer, and the debut of our operating line of credit product in response to demand from our farmers.

Investors should understand that unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Rather, we try to balance profit-seeking with our public benefit goals.

ITEM 2 – OTHER INFORMATION

None.

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ITEM 3 – FINANCIAL STATEMENTS

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

June 30, 2024, June 30, 2023 and December 31, 2023

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

June 30, 2024, June 30, 2023 and December 31, 2023

			Audited
ASSETS	June 30, 2024	June 30, 2023	Dec 31, 2023

Investments in real estate, at cost:
Land	$88,666,726	$57,852,344	$62,717,786
Land improvements, machinery and equipment	2,158,556	2,083,895	2,141,478
Buildings and building improvements	2,600,919	2,149,008	2,168,757

Total investment in real estate	93,426,201	62,085,247	67,028,021
Less accumulated depreciation	1,175,036	1,074,414	1,185,388

Net investment in real estate	92,251,165	61,010,833	65,842,633

Cash and cash equivalents	506,029	5,281,727	551,753
Accrued income	444,100	300,856	238,428
Accounts receivable, less allowance for doubtful accounts of $17,173, $21,460, and $17,173 at Jun 30, 2024, Jun 30, 2023 and Dec 31, 2023, respectively	1,041,255	830,880	752,207
Prepaids and other assets	516,189	65,769	415,999
Mortgage interest receivable, less allowance for doubtful accounts of $1,763, $95,013, and $2,880 at Jun 30, 2024, Jun 30, 2023, and Dec 31, 2023, respectively	400,978	113,381	615,001
Mortgage notes receivable, net of deferred origination fees and loan loss of reserves of $175,321, $100,101, and $238,685 at Jun 30, 2024, Jun 30, 2023, and Dec 31, 2023, respectively	21,893,253	26,015,550	27,133,826
Operating Lines of Credit receivable less loan loss reserves of $4,813 $6,497, and $5,194 at Jun 30, 2024, Jun 30, 2023 and Dec 31, 2023, respectively	1,766,318	1,675,300	1,635,100
Other loans receivable	109,785	–	359,785

Total other assets	26,677,907	34,283,463	31,702,099

Total assets	$118,929,072	$95,294,296	$97,544,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$1,224,498	$580,758	$950,069
Line of credit	7,637,104	–	2,341,905
Note payable, payroll protection program	–	–	10,666
Mortgages payable	6,350,000	–	–
Notes payable, unsecured	28,702,764	24,777,068	22,286,980

Total liabilities	43,914,366	25,357,826	25,578,954

STOCKHOLDERS' EQUITY

Controlling interests	74,753,848	69,583,853	71,600,808
Non-controlling interests	260,858	352,617	364,970

Total equity	75,014,706	69,936,470	71,965,778

Total liabilities and stockholders' equity	$118,929,072	$95,294,296	$97,544,732

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2024, June 30, 2023, and the 12 months ended December 31, 2023

			Audited
	Six Months	Six Months	12 Months
	Ended	Ended	Ended
	June 30, 2024	June 30, 2023	Dec 31, 2023

Revenue
Rental income	$1,633,524	$1,288,125	$2,651,271
Mortgage interest income	683,727	710,681	1,485,446
Grant revenue	40,574	99,359	169,998
Operating line interest income	56,623	58,340	115,404
Other income	25,935	73,824	102,495

Total revenue	2,440,383	2,230,329	4,524,614

Operating expenses
Employee expenses	843,065	781,206	1,897,826
General and administrative, net	283,451	234,979	677,182
Provision for bad debts and loan losses (recovery)	(30,883)	(290,861)	6,485
Professional fees	679,426	360,616	680,155
Real estate taxes	105,503	83,724	227,172
Insurance	14,277	16,028	49,618
Depreciation and amortization	110,742	114,481	230,749

Total operating expenses	2,005,581	1,300,173	3,769,188

Operating income	434,802	930,156	755,426

Interest expense	479,805	277,259	571,139

Net income (loss) before net gain on sales of real estate	(45,003)	652,897	184,287
Net gain on sales of real estate	(259,111)	(270,763)	(270,763)

NET INCOME	214,108	923,660	455,050

Net (loss) income attributable to noncontrolling interests	1,808	(7,977)	4,376

Net Income (loss) attributable to controlling interests	$212,300	$931,637	$450,674

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the six months ended June 30, 2024

	Common Stock (1)
	Shares Issued		Additional		Total	Non-
	and		Paid-in	Retained	Controlling	Controlling	Total
	Outstanding	Amount	Capital	Earnings	Interest	Interest	Equity

Stockholders' equity, January 1, 2024	989,908.200	$9,900	$51,108,610	$20,482,298	$71,600,808	$364,970	$71,965,778

Net income	–	–	–	212,300	212,300	1,808	214,108

Contributions from stockholders	9,329.390	93	3,076,056	–	3,076,149	–	3,076,149

Dividends paid to stockholders	–	–	–	(1,293)	(1,293)	–	(1,293)

Distributions to noncontrolling interests	–	–	–	–	(106,117)	–	(106,117)

Redemptions paid to stockholders	–	–	(27,999)	–	(27,999)	(105,920)	(133,919)

Syndication costs	–	–	–	–	–	–	–

Stockholders' equity, June 30, 2024	999,237.590	$9,993	$54,156,667	$20,693,305	$74,753,848	$260,858	$75,014,706

(1) 3,000,000 shares authorized, $0.01 par value; 999,237.590 shares issued and outstanding at June 30, 2024.

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2024 and June 30, 2023

	Six Months	Six Months
	Ended	Ended
	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net income	$214,108	$923,660
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for bad debt and loan losses	(30,883)	(290,861)
Depreciation and amortization	110,742	114,481
Net gain on sales of real estate	(259,111)	(270,763)
Deferred mortgage origination fees amortization	(35,596)	(4,615)
(Increase) decrease in assets
Accrued income	(205,672)	(130,856)
Accounts receivable	(289,048)	276,766
Prepaids and other assets	(112,206)	140,595)
Interest accrued on mortgage and operating lines of credit receivables	214,932	–
Increase in liabilities
Accounts payable and accrued expenses	274,429	78
Other current liabilities	(205,672)	–

Net cash provided by (used in) operating activities	(118,305)	758,485

Cash flows from investing activities
Proceeds from sale of investments in real estate	594,901	3,628,983
Purchases of investments in real estate, at cost	(26,842,447)	(5,753,141)
Issuance of mortgage notes receivable	–	(1,979,230)
Issuance of refinanced mortgage notes	(245,000)	–
Principal payments received on mortgage notes receivable	5,548,935	1,385,086
Mortgage origination fees received	1,225	–
Net proceeds (issuances) of operating lines of credit receivable	(130,836)	208,536
Principal payments received on other loans receivable	250,000	–

Net cash used in investing activities	(20,823,222)	(2,509,766)

Cash flows from financing activities
Proceeds from line of credit payable	14,422,646	–
Repayments on line of credit payable	(9,127,447)	–
Proceeds from notes payable, subordinated	7,332,500	175,000
Repayments of notes payable, subordinated	(916,716)	(525,045)
Repayment of note payable, paycheck protection program	–	(10,666)
Proceeds from mortgages payable	6,350,000	–
Payment of syndication costs	–	(20,202)
Distributions to noncontrolling interests	(133,919)	(8,092
Redemptions paid to stockholders	(106,117)	(659,194
Contributions from stockholders	3,076,149	2,533,710
Dividends paid to stockholders	(1,293)	–

Net cash provided by financing activities	20,895,803	1,485,511

CHANGE IN CASH AND CASH EQUIVALENTS	(45,724)	(265,770)

Cash and cash equivalents, beginning of period	551,753	5,547,497

Cash and cash equivalents, end of period	$506,029	$5,281,727

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Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024, June 30, 2023 and December 31, 2023

NOTE A – NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company leases farmland and provides mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as an internally managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

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3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2024 and December 31, 2023:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	6/30/2024	12/31/2023

Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,147,992	$1,157,959
Denker Farm	Livingston, IL	March 22, 2011	1,466,706	1,452,879
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	477,431	476,700
Old Oak Farm	Huntington, IN	August 20, 2012	921,237	921,980
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	641,948	1,213,174
Hedge Creek Farm	Will, IL	December 28, 2012	635,592	635,592
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	-	1,072,281
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	-	–
One Bottom Farm	Iroquois, IL	November 21, 2013	351,915	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,267,589	2,272,640
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	589,905	591,102
Brindle Farm	Allen, IN	September 19, 2014	518,140	518,615
South Grove Farm	Dekalb, IL	February 12, 2015	719,665	720,639
Mackinaw Farm	Ford, IL	February 20, 2015	1,118,315	1,120,519
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	-	–
Jubilee Farm	Elkhart, IN	October 28, 2015	531,188	538,557
Yoder Farm	Allen, IN	November 24, 2015	534,423	534,653
Tower Road Farm	Dekalb, IL	February 29, 2016	830,747	831,280
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	875,870	877,289
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,235,031	1,235,575
Cottonwood	Hill, MT	September 1, 2017	1,005,112	1,010,444
South Fork	Livingston, IL	October 16, 2017	2,257,929	2,260,068
Battle Creek	Dekalb, IL	November 10, 2017	1,497,393	1,500,192
White River	Daviess, IN	May 24, 2018	1,908,744	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	267,373	272,321

14

Ten Mile	Lucas, OH	November 29, 2018	320,603	321,562
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,300,814	1,302,173
Money Creek	McClean, IL	December 9, 2019	1,180,339	1,180,339
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	662,896	663,805
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Rock Creek West	Will, IL	November 4, 2020	605,349	608,937
Rock Creek 30	Will, IL	November 10, 2020	246,752	247,024
Sugar Creek	Boone, IN	October 6, 2020	1,840,329	1,841,727
Scheffers	Momence, IL	March 30, 2021	900,000	900,000
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	3,375,050
Tucker South	Calloway, KY	August 3, 2021	1,532,712	1,534,171
Pittwood	Iroquois, IL	November 3, 2021	966,391	966,883
Persch	Kankakee, IL	November 10, 2021	1,229,592	1,229,592
Scher	Hunington, IN	April 4, 2022	737,451	737,451
MI Temple Farm	Tuscola, MI	April 28, 2022	522,000	522,000
Mantoan	Kankakee, IL	May 9, 2022	554,490	554,490
Harms Chase & Harter Road Farm	Dekalb, IL	June 13, 2022	1,070,860	1,070,860
Roann	Wabash, IN	July 28, 2022	712,000	712,000
Hearns	Iroquois, IL	August 11, 2022	571,974	571,974
Wright	Lee, IL	November 4, 2022	2,100,000	2,100,000
Doughty	LaSalle, IL	January 31, 2023	683,298	683,298
Osterman	Will, IL	February 9, 2023	309,421	309,421
Park Hill	Rutland, VT	February 15, 2023	1,659,187	1,682,857
Koontz	Starke, IN	March 3, 2023	2,340,280	2,343,797
Merkle	Iroquois, IL	November 8, 2023	4,865,442	4,865,442
Peotone Road	Will, IL	January 12, 2024	1,358,456	-
Wiegand	McLean, IL	February 6, 2024	1,502,291	-
Dunn	Wells, IN	February 19, 2024	1,052,334	-
Hextell	Iroquois, IL	March 6, 2024	1,309,875	-
Miller Ranch	Will, IL	March 15, 2024	901,731	-
Reynolds	Hancock, OH	April 5, 2024	1,005,879	-
Center Road	Will, IL	April 30, 2024	1,766,196	-
LeFevre	Whiteside, IL	May 1, 2024	1,573,751	-
Paluch	Dekalb, IL	May 29, 2024	4,704,441	-
Peotone North	Will, IL	May 3, 2024	3,251,675	-
Onarga	Iroquois, IL	May 10, 2024	909,209	-
Shumway Road	Crook, OR	May 16, 2024	7,983,243	-
Mossburg	Wells, IN	June 25, 2024	804,514	-

			$92,251,165	$65,842,633

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flow related to the assets, as well as other fair value determinations.

15

To determine the estimated fair value, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. There are no impairments for the six months ending June 30, 2024.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with a lender that provides a $10 million line of credit. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company as well as the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain multiple of rent (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income and accounts receivable are reduced by valuation allowances, if necessary, for credit losses based on the losses that are expected to arise over the contractual term of the assets. The Company routinely evaluates the collectability of the assets. Charge-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in determining the necessary valuation allowance. Management estimated a credit loss reserve of $17,173 and $17,173 as of June 30, 2024 and December 31, 2023, respectively in relation to the accounts receivable.

6. Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including expenses related to the Reg A offering of our common stock. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $0 and $20,388 were incurred for the six months ending June 30, 2024 and for the year ending December 31, 2023, respectively.

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7. Revenue Recognition

Leases

The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. The Company’s leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate. See Note C for the Company’s policies on risk rating of the mortgage, operating line of credit and lease portfolio.

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10. Adoption of ASC 326 - Allowance for Loan and Lease Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13) . ASU 2016-13 requires entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model requires entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). These updates change how entities will measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the incurred loss approach under existing guidance with a current expected credit loss model for instruments measured at amortized cost, which requires these assets to be presented net of an allowance for credit losses. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such assets and requires entities to deduct allowances for potential losses on held-to- maturity debt securities.

The standard requires a modified retrospective approach through a cumulative-effect adjustment to stockholders' equity as of the beginning of the first reporting period in which the guidance in effective. The Company has adopted this guidance effective January 1, 2023. The adoption of the standard resulted in adjustments of $122,655 to interest receivable, $33,749 to mortgage notes receivable, $98,488 to operating lines of credit receivable, and $254,892 cumulatively to stockholders' equity as of January 1, 2023.

NOTE C – LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally accrue monthly interest payments throughout the term.

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are generally collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $683,727 and $710,681 during the six months ended June 30, 2024 and 2023, respectively. Interest income recognized related to operating lines of credit totaled $56,623 and $58,340 during the six months ended June 30, 2024 and 2023, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

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The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from nonperforming loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of June 30,2024 and December 31, 2023:

Summary of Allowance for Credit Losses (ACL) as of June 30, 2024

As of 6/30/2024	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$2,880	$135,890	$5,194	$143,964
Provision for expected credit losses	(1,017)	(29,385)	(481)	30,883
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$1,863	$106,505	$4,713	$113,081

Deferred origination fees	$–	$68,216	$–	$–

Summary of Allowance for Credit Losses (ACL) as of December 31, 2023

As of 12/31/2023	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$123,618	$160,507	$108,246	$392,371
Cumulative effect of ASC 326	(122,655)	(33,749)	(98,488)	(254,892)
Provision for expected credit losses	1,917	9,132	(4,564)	6,485
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$2,880	$135,890	$5,194	$143,964

Deferred origination fees	$–	$102,795	$–	$–

19

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings: Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. There is a high expectation of credit losses or write-offs on these loans. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of June 30, 2024 and December 31, 2023:

Summary of Mortgage Notes Receivable as of June 30, 2024 and December 31, 2023

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2024	12/31/2023

Performing	$14,406,571	$16,217,169
Watch	3,249,913	7,744,170
At-risk	4,490,605	3,411,172
Default	0	–

Total loans	$22,147,090	$27,372,511
Allowance for credit/loan losses	(106,505)	(135,890)
Net deferred origination fees	(68,216)	(102,795)

Net loans	$21,972,369	$27,133,826

Interest rate range	1.25 – 8.25%	1.25 - 8.00%
Maturity date range	2024 - 2052	2024 - 2052

Summary of Operating Lines of Credit as of June 30, 2024 and December 31, 2023

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2024	12/31/2023

Performing	$1,435,537	$1,239,121
Watch	0	–
At-risk	307,893	401,173
Default	–	–

Total loans	$1,743,430	$1,640,294
Allowance for loan losses	(4,713)	(5,194)
Net deferred origination fees	–	–

Net loans	$1,738,717	$1,635,100

Maximum available balance		2,234,125
Interest rate range	5.00 - 8.25%	5.00 - 8.25%
Maturity date range	2022 - 2026	2024 - 2026

20

NOTE D – REVOLVING LINES OF CREDIT

The Company had a $2,500,000 line of credit with a lender who serviced certain mortgages payable that was interest only through May 1, 2024 and was amended with a new note on May 15, 2023. This new note increased the line of credit to $10,000,000 and requires interest only payments annually beginning on May 1, 2024 and both principal and interest payments in 24 installments beginning on May 1, 2029 and annually thereafter. There were outstanding borrowings of $7,637,104 and $2,341,905 as of June 30, 2024 and December 31, 2023, respectively, on this line of credit. Interest is payable annually at the bank's adjusted one-month SOFR (5.34% at June 30, 2024 and December 31, 2023) base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed as of June 30, 2024 and December 31, 2023 was approximately $118,000 and $28,000, respectively, related to the lines of credit. There was approximately $104,000 and $28,000 of accrued interest as of June 30, 2024 and December 31, 2023, respectively.

The Company had a $1,000,000 line of credit with a lender which expired on November 10, 2023 and was not renewed.

NOTE E – STOCK SPLIT AND AUTHORIZED SHARES

Effective October 16, 2023, the Company authorized a forward stock split, whereby each share of common stock issued and outstanding immediately prior to the effective time was automatically and without any action on the part of the respective holders thereof, split and converted into 8 shares of the same class of stock. As a result of the split, 825,023.850 shares were issued, and additional paid-in capital was reduced by $8,250. All references in the accompanying financial statements to the number of common shares and per-share amounts for 2022 have been restated to reflect the stock split. Additionally, the Company increased the authorized shares of common stock from 1,000,000 to 3,000,000.

NOTE F – NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of unsecured promissory notes. Previous iterations of these notes have been titled "Soil Restoration Notes". Beginning in 2023, the Company launched an offering of promissory notes titled "Rooted in Regeneration Notes" at a maximum offering of $25,000,000. From time to time, the Company has sold other unsecured promissory notes as well. The total notes advanced during the six months ended June 30, 2024 and the year ending December 31, 2023 aggregated $7,227,500 and $1,915,000, respectively. Outstanding principal for all of these unsecured promissory notes totaled $26,286,500,000 and $18,954,000 as of June 30, 2024 and December 31, 2023, respectively. Soil

In accordance with the terms of the certain of the Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period primarily by providing financial assistance to projects geared toward improving soil quality. By the terms of the Rooted in Regeneration Notes, the Company funds a pool that provides certain credit enhancement to socially disadvantaged farmers seeking a loan from the Company. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 3.00%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2024 and 2026. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 0.50% and 3.50% based on various terms as defined in the agreements. Principal is due in full at maturity, which ranges between 2026 and 2033.

21

Other promissory notes and term notes, totaling $2,416,264 and $3,332,980 as of June 30, 2024 and December 31, 2023, respectively, have interest due semi-annually, ranging from 1.25% to 3.35% with principal due in full at maturity. The notes have various original maturity dates from 2024 through 2028. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized. The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual, unsecured promissory notes issued across multiple series and term notes.

Aggregate interest expensed during the six months ended June 30, 2023 and the year ended December 31, 2023 was $361,672 and $543,481, respectively, related to the notes payable. Accrued interest at June 30, 2024 and December 31, 2023 totaled $311,162 and $221,439, respectively, related to the notes payable.

Aggregate notes payable due to related parties, which consists entirely of stockholders, totaled 17%, or $4,899,500 and 23%, or $5,109,500 of the total notes payable at June 30, 2024 and December 31, 2023, respectively. Interest expensed on the related parties notes totaled approximately $54,084 and $146,000 during the six month ended June 30, 2024 and the year ended December 31, 2023, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2023 are as follows:

2024	$1,356,667
2025	5,591,666
2026	8,091,646
2027	6,112,000
2028	830,000
Thereafter	305,001

$22,286,980

NOTE G – NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable. The note payable incurred interest at a fixed rate of 1.00% and matured on April 23, 2022. The note was unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Principal and interest payments were made in equal installments after a 10 month deferral period, as defined in the CARES Act. The Company applied for forgiveness, but during 2021 the SBA denied the request. Principal payments of approximately $11,000 and $84,000 were due in 2023 and 2022, respectively. The balance is paid in full as of December 31, 2023.

22

NOTE H – RENTAL INCOME

The Company leases its real estate to farm operators generally under six-year initial terms. The leases automatically renew for three-year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,301,480 and $1,964,909, variable and crop share income of $232,949 and $494,962, and lease reimbursements of $99,095 and $191,400 for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2024	$1,913,529
2025	1,516,056
2026	1,072,423
2027	667,920
2028	437,543
Thereafter	313,200

$5,920,671

NOTE I – STOCK OPTION PLAN

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No option awards have yet been issued under this plan. During the 2024 Period, the Board awarded Mr. Zuehlsdorff a discretionary grant of $15,000 in common stock (~140 shares) through this plan.

The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. In the six months ended June 30, 2024 and year ended December 31, 2023, no options were exercised or granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was no option-based compensation expense recognized in the statements of operations for the six (6) months ended June 30, 2024 and the year ended December 31, 2023.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

23

Option activity for the six (6) months ended June 30, 2024 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2024	4,800	$69.33	4 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

June 30, 2024	4,800	$69.33	4 years

Exercisable at June 30, 2024	4,800		4 years

There were no options vested during the six months ended June 30, 2024.

Option activity for the year ended December 31, 2023 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2023	4,800	$69.33	5 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

December 31, 2023	4,800	$69.33	4 years

Exercisable at December 31, 2023	4,800		4 years

There were no options vested during the year ended December 31, 2023.

During 2022, the Company entered into Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $25,000 worth of stock during 2023. This amount has been recorded as compensation expense and is included in general and administrative expenses during the year ended December 31, 2023.

24

NOTE J – CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

2.   Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K – OPERATING LEASE OBLIGATIONS

The Company leases private office space from Industrious. We moved into this office on April 1, 2024. Monthly payments due under the terms of the agreement total approximately $1,004. Total rent expense was $9,196 and $13,760, respectively, for the six month ended June 30, 2024 and year ended December 31, 2023. Future minimum lease payments required under the lease for the year ended December 31, 2024 is approximately $6,000.

NOTE L – CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded an additional grant for the CIG that was set to expire in 2023. During 2023, the grant was amended and extended through 2024. Under the terms of the revised grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offerings (see Note F), developing additional innovative note products, and other qualified expenses. The payments under the grants during the six (6) months ended June 30, 2024 and the year ended December 31, 2023 were approximately $41,000 and $170,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $154,829 and $114,256 at June 30, 2024 and December 31, 2023, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M – EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company’s co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 through 2033. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2033. Beginning December 15, 2023, the Company shall pay $250,000 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $116,000 and $240,000 as of June 30, 2024 and December 31, 2023, respectively, which is included in accounts payable and accrued expenses on the accompanying balance sheet.

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NOTE N – EMPLOYEE BENEFITS

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $20,093 and $42,203 for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

NOTE O – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2024, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

The Company has closed on the acquisition of one farm totaling approximately $865,000 and closed on one mortgage totaling approximately $765,000.

Total issuance of REIT equity shares and Rooted in Regeneration Notes totaled approximately $13.6 million.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 25, 2024.

IROQUOIS VALLEY FARMLAND REIT, PBC

By: /s/ Christopher Zuehlsdorff

Name: Christopher Zuehlsdorff

Its: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christopher Zuehlsdorff	Chief Executive Officer and Director	September 25, 2024
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Joseph Mantoan	Principal Financial Officer and Director	September 25, 2024
Joseph Mantoan

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